# SEC Schedule 13D — Beneficial ownership report by holders of more than 5% of a class

Issuer: AG Mortgage Investment Trust, Inc., CIK 0001514281
CUSIP: 001228501
Title of class of securities: Common Stock, $0.01 par value per share
Address of issuer's principal executive offices: 245 Park Avenue, 26th Floor, New York, New York (NY), 10167
Date of event which requires filing of this statement: 08/01/2025
Filed by CIK 0001903793
Persons authorized to receive notices and communications: Jennifer L. Chu, TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas (TX), 76102, (817) 871-4000

## Reporting persons
- TPG GP A, LLC (CIK 0001903793): type of reporting person: other (OO); citizenship or place of organization: Delaware (DE); source of funds: other (OO); sole voting power 0; shared voting power 2,315,966; sole dispositive power 0; shared dispositive power 2,315,966; aggregate amount beneficially owned 2,315,966 (7.3% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 31,732,431 shares of Common Stock (as defined below) outstanding as of August 1, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer (as defined below) with the U.S. Securities and Exchange Commission (the "Commission") on August 5, 2025.
- James G. Coulter (CIK 0001099776): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,315,966; sole dispositive power 0; shared dispositive power 2,315,966; aggregate amount beneficially owned 2,315,966 (7.3% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 31,732,431 shares of Common Stock outstanding as of August 1, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 5, 2025.
- Jon Winkelried (CIK 0001366946): type of reporting person: individual (IN); citizenship or place of organization: United States (X1); source of funds: other (OO); sole voting power 0; shared voting power 2,315,966; sole dispositive power 0; shared dispositive power 2,315,966; aggregate amount beneficially owned 2,315,966 (7.3% of the class)
  Comment: The percentage beneficial ownership set forth in response to Item 11 above is based on a total of 31,732,431 shares of Common Stock outstanding as of August 1, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 5, 2025.

## Item 1. Security and Issuer
Title of class of securities: Common Stock, $0.01 par value per share
Name of issuer: AG Mortgage Investment Trust, Inc.
Address of issuer's principal executive offices: 245 Park Avenue, 26th Floor, New York, New York (NY), 10167
Comment: This Schedule 13D (the "Schedule 13D") relates to the Common Stock, $0.01 par value per share (the "Common Stock"), of AG Mortgage Investment Trust, Inc. (the "Issuer"). The principal executive offices of the Issuer are located at 245 Park Avenue, 26th Floor, New York, New York 10167.

## Item 2. Identity and Background
Name of person filing:
This Schedule 13D is being filed jointly on behalf of TPG GP A, LLC, a Delaware limited liability company ("TPG GP A"), James G. Coulter and Jon Winkelried (each, a "Reporting Person" and collectively, the "Reporting Persons").

TPG GP A exercises direct or indirect control over entities that collectively hold 100% of the shares of Class B common stock (which represents a majority of the combined voting power of the common stock) of TPG Inc., a Delaware corporation, which is the sole member of TPG GPCo, LLC, a Delaware limited liability company, which is the sole member of TPG Holdings II-A, LLC, a Delaware limited liability company, which is the general partner of TPG Operating Group II, L.P., a Delaware limited partnership, which is the sole member of AG GP LLC, a Delaware limited liability company, which is the general partner of Angelo, Gordon & Co., L.P., a Delaware limited partnership ("Angelo Gordon"), which (i) directly holds 288,290 shares of Common Stock and (ii) is the manager to certain managed accounts and investment fund vehicles (collectively, the "Accounts") that directly hold an aggregate of 2,027,676 shares of Common Stock.

Because of the relationship of TPG GP A to Angelo Gordon and to the Accounts, TPG GP A may be deemed to beneficially own the shares of Common Stock held by Angelo Gordon and in the Accounts. TPG GP A is controlled by entities owned by Messrs. Coulter and Winkelried. Because of the relationship of Messrs. Coulter and Winkelried to TPG GP A, each of Messrs. Coulter and Winkelried may be deemed to beneficially own the shares of Common Stock held by Angelo Gordon and in the Accounts. Messrs. Coulter and Winkelried disclaim beneficial ownership of the shares of Common Stock held by Angelo Gordon and in the Accounts except to the extent of their pecuniary interest therein.

The agreement among the Reporting Persons relating to the joint filing of this Schedule 13D is attached as Exhibit 1 hereto.
Residence or business address:
The business address of each of TPG GP A, James G. Coulter and Jon Winkelried is c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

The following list includes the name, residence or business address and present principal occupation or employment of each director, executive officer and controlling person of TPG GP A (the "TPG GP A Officers"). All addresses are c/o TPG Inc., 301 Commerce Street, Suite 3300, Fort Worth, Texas 76102.

James G. Coulter (Executive Chairman)
Jon Winkelried (Chief Executive Officer)
Jack Weingart (Chief Financial Officer)
Todd Sisitsky (President)
Anilu Vazquez-Ubarri (Chief Operating Officer)
Jennifer L. Chu (General Counsel)
Joann Harris (Chief Compliance Officer)
Martin Davidson (Chief Accounting Officer)
Steven A. Willmann (Treasurer)
Jordan Kolar (Vice President)
Present principal occupation or employment:
The principal business of TPG GP A is serving as the sole ultimate general partner, managing member or similar entity of related entities engaged in making or recommending investments in securities of public and private companies.

The present principal occupation of Mr. Coulter is Executive Chairman and Director of TPG and officer, director and/or manager of other affiliated entities.

The present principal occupation of Mr. Winkelried is Chief Executive Officer and Director of TPG and officer, director and/or manager of other affiliated entities.

See response to Item 2(b) above.
Criminal convictions in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers has been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors).
Civil proceedings (securities laws) in the last five years: During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, without independent verification, any of the TPG GP A Officers was a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.
Citizenship: Each of Messrs. Coulter, Winkelried and the TPG GP A Officers is a United States citizen.

## Item 3. Source and Amount of Funds or Other Consideration
Source and amount of funds or other consideration:
The information set forth in or incorporated by reference in Items 2, 4, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 3.

The shares of Common Stock held by Angelo Gordon were acquired over time in Angelo Gordon's ordinary course of business, including purchases for investment purpose and as compensation for management services provided to the Issuer by AG REIT Management LLC ("AG REIT"), a Delaware limited liability company that is an affiliate of Angelo Gordon.

The shares of Common Stock held by the Accounts were issued by the Issuer as consideration for the Issuer's acquisition of approximately 20.4% common LLC interests in AG ARC LLC, a Delaware limited liability company, from the Accounts on August 1, 2025 (the "Acquisition").

## Item 4. Purpose of Transaction
Purpose of transaction:
The information set forth in or incorporated by reference in Items 2, 3, 5 and 6 of this Schedule 13D is incorporated by reference in its entirety into this Item 4.

Angelo Gordon is affiliated with the Issuer's external manager, AG REIT, which is responsible for, among other things, overseeing the management of the Issuer's operations, subject to oversight by the Issuer's board of directors, a majority of whom are independent. Except to the extent that the foregoing relationship may be deemed to constitute purpose or effect of influencing control of the Issuer under the Act, none of the Reporting Persons has any purpose or effect of influencing control of the Issuer. The filing of this Schedule 13D shall not be construed as an admission that any of the control relationships enumerated herein actually exist.

In connection with the Acquisition, the Issuer and the Accounts entered into a Registration Rights Agreement (the "Registration Rights Agreement") on August 1, 2025 pursuant to which the Accounts were granted certain customary registration rights. In particular, in order to facilitate the sale of the shares of Common Stock held in the Accounts, the Registration Rights Agreement requires the Issuer to file a resale registration statement on behalf of the Accounts as soon as practicable but no later than 60 days after consummation of the Acquisition.

Other than as described above, none of the Reporting Persons nor, to the best knowledge of each of the Reporting Persons, without independent verification, any of the TPG GP A Officers, currently has any plans or proposals that relate to, or would result in, any of the matters listed in Items 4(a)-(j) of Schedule 13D, although the Reporting Persons may, at any time and from time to time, review or reconsider their position and/or change their purpose and/or formulate plans or proposals with respect thereto. As a result of these activities, one or more of the Reporting Persons may suggest or take a position with respect to potential changes in the operations, management or capital structure of the Issuer as a means of enhancing shareholder value. Such suggestions or positions may include one or more plans or proposals that relate to or would result in any of the actions required to be reported herein, including, without limitation, such matters as acquiring additional securities of the Issuer or disposing of securities of the Issuer(greek question mark) entering into an extraordinary corporate transaction such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries(greek question mark) selling or transferring a material amount of assets of the Issuer or any of its subsidiaries(greek question mark) changing the present board of directors or management of the Issuer, including changing the number or term of directors or filling any existing vacancies on the board of directors of the Issuer(greek question mark) materially changing the present capitalization or dividend policy of the Issuer(greek question mark) materially changing the Issuer's business or corporate structure(greek question mark) changing the Issuer's certificate of incorporation, bylaws or instruments corresponding thereto or taking other actions which may impede the acquisition of control of the Issuer by any person(greek question mark) causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association(greek question mark) causing a class of equity securities of the Issuer to become eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Act of 1933, as amended(greek question mark) and taking any action similar to any of those enumerated above.

The reference to and description of the Registration Rights Agreement set forth above in this Item 4 do not purport to be complete and are qualified in their entirety by reference to the full text of the Registration Rights Agreement, which has been filed as Exhibit 2 and is incorporated herein by this reference.

## Item 5. Interest in Securities of the Issuer
Aggregate number and percentage of the class beneficially owned:
The information contained in rows 7, 8, 9, 10, 11 and 13 on each of the cover pages of this Schedule 13D and the information set forth or incorporated in Items 2, 3, 4 and 6 is incorporated by reference in its entirety into this Item 5.

The following sentence is based on a total of 31,732,431 shares of Common Stock outstanding as of August 1, 2025, as reported in the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 5, 2025. Pursuant to Rule 13d-3 under the Act, the Reporting Persons may be deemed to beneficially own 2,315,966 shares of Common Stock, which constitutes approximately 7.3% of the outstanding shares of Common Stock.
Number of shares as to which each person has sole or shared power to vote or dispose: See response to Item 5(a) above.
Transactions in the class effected during the past sixty days: Except as set forth in this Item 5, none of the Reporting Persons nor, to the best knowledge of the Reporting Persons, without independent verification, any person named in Item 2 hereof, has effected any transaction in the shares of Common Stock during the past 60 days.
Other persons with the right to receive dividends or sale proceeds: To the best knowledge of the Reporting Persons, no person other than the Reporting Persons has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, the securities beneficially owned by the Reporting Persons identified in this Item 5.
Date on which the reporting person ceased to be the beneficial owner of more than five percent of the class: Not applicable.

## Item 6. Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer
Contracts, arrangements, understandings or relationships:
The information set forth in Items 2, 3, 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 6.

Except as described above, to the knowledge of the Reporting Persons, there are no contracts, arrangements, understandings or relationships (legal or otherwise), including, but not limited to, the transfer or voting of any of the securities, finder's fees, joint ventures, loan or option arrangements, puts or calls, guarantees of profits, division of profits or loss, or the giving or withholding of proxies, among the persons named in Item 2 or between such persons and any other person, with respect to any securities of Issuer, including, but not limited to, any securities pledged or otherwise subject to a contingency the occurrence of which would give another person voting power or investment power over such securities.

## Item 7. Material to be Filed as Exhibits
Material filed as exhibits:
1. Agreement of Joint Filing, dated November 1, 2023, by and among TPG GP A, LLC, Angelo, Gordon & Co., L.P., AG GP LLC, David Bonderman, James G. Coulter and Jon Winkelried (incorporated by reference to Amendment No. 3 to the Schedule 13D filed by the Reporting Persons with the Commission on November 2, 2023).

2. Registration Rights Agreement, dated as of August 1, 2025, by and among AG Mortgage Investment Trust, Inc. and the parties set forth on the signature pages thereto (incorporated by reference to Exhibit 10.1 to the Quarterly Report on Form 10-Q filed by the Issuer with the Commission on August 5, 2025).

## Signatures
- TPG GP A, LLC: /s/ Martin Davidson, Chief Accounting Officer (08/08/2025)
- James G. Coulter: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of James G. Coulter (1) (08/08/2025)
- Jon Winkelried: /s/ Gerald Neugebauer, Gerald Neugebauer, on behalf of on behalf of Jon Winkelried (2) (08/08/2025)
Comment: (1) Gerald Neugebauer is signing on behalf of Mr. Coulter pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Coulter on February 7, 2024 (SEC File No. 001-41617).

(2) Gerald Neugebauer is signing on behalf of Mr. Winkelried pursuant to an authorization and designation letter dated January 10, 2024, which was previously filed with the Commission as an exhibit to a Form 4 filed by Mr. Winkelried on February 7, 2024 (SEC File No. 001-41617).